Industrial Income Trust Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

December 17, 2009

VIA EDGAR and FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Stacie D. Gorman

Re:	Industrial Income Trust Inc.

Registration Statement on Form S-11, as amended

File No. 333-159445

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Industrial Income Trust Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 4:00 p.m. (EST) on Friday, December 18, 2009 or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Judith Fryer of Greenberg Traurig, LLP (counsel to the Company) at (212) 801-9330 with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

INDUSTRIAL INCOME TRUST INC.

By:	/s/ Evan H. Zucker
Name:	Evan H. Zucker
Title:	President